Exhibit (vii)

LETTER OF TRANSMITTAL

To:	RFMD Employees Eligible for the Option Exchange Program
From:	Suzanne B. Rudy, Vice President and Corporate Treasurer
Date:	July 10, 2009
Subject:	Option Exchange Program

RF Micro Devices, Inc. (“RFMD”) is offering eligible employees an opportunity to exchange (sometimes referred to as “tender”) some or all of such employees’ outstanding options to purchase shares of the Company’s common stock that: (i) have been granted under the 1997 Key Employees’ Stock Option Plan, the 1999 Stock Incentive Plan, the 2003 Stock Incentive Plan (the “2003 Plan”), the RF Nitro Communications, Inc. 2001 Stock Incentive Plan, the Resonext Communications, Inc. 1999 Stock Plan and the Sirenza Microdevices, Inc. Amended and Restated 1998 Stock Plan (collectively, and as amended, the “Option Plans”); (ii) have an option price not less than the greater of $5.00 or the 52-week closing stock price high of RFMD’s common stock as of July 10, 2009; and (iii) are outstanding as of 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009 (such date and time, as it may be extended in our discretion, the “Closing Date”) (the “Eligible Options”) for nonqualified options for a lesser number of shares (the “New Options”) to be granted under the 2003 Plan (the “Option Exchange Program”). We are making this offer upon the terms and subject to the conditions set forth in the attached Offer to Exchange and in the related accompanying Election Form (which together, as they may be amended or supplemented from time to time, constitute the “Offer” or “Offer to Exchange”).

The Offer is being made generally to RFMD employees who, as of July 10, 2009, the date the Offer commenced, are actively employed by us and have Eligible Options. However, RFMD’s current Chief Executive Officer, current Chief Financial Officer and its three next most highly compensated executive officers, members of the Board of Directors, consultants, and former and retired employees will not be eligible to participate in the Option Exchange Program. All other employees with Eligible Options will be eligible to participate and are collectively referred to as the “Eligible Employees.” Employees in certain non-U.S. jurisdictions may be excluded from the Option Exchange Program if their participation would be prohibited by local law. To remain eligible to tender Eligible Options for exchange and cancellation, and receive New Options, you must remain an Eligible Employee and must not have received nor have given a notice of termination prior to the date that the Offer closes. Additionally, an Eligible Employee who surrenders his or her Eligible Options for exchange must also be an employee on the date that the New Options are granted (the “Grant Date”) in order to receive the New Options.

The Offer will expire at 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009, unless we extend the Offer. The Eligible Options surrendered will be cancelled as of the Closing Date, unless we elect to terminate the Offer or we elect, in our sole discretion, not to accept for surrender any or all of the Eligible Options. The Grant Date for the New Options will occur promptly after the Offer expires and is expected to be on the Closing Date.

If you validly tender Eligible Options for exchange and cancellation, and such Eligible Options are accepted and cancelled, pursuant to the Offer, you will receive a New Option for one share of common stock in exchange for each Eligible Option for two shares of common stock.

Although our Board of Directors has approved the Offer, consummation of the Offer is subject to shareholder approval and the other conditions described in the attached Offer to Exchange. Neither we nor our Board of Directors makes any recommendation as to whether you should tender, or refrain from tendering, any or all of your Eligible Options in the Offer. You must make your own decision whether to tender your Eligible Options.

Attached to this Letter of Transmittal are the following documents containing details about the Option Exchange Program:

•	Offer to Exchange, which describes the Option Exchange Program.

•	Election Form, which can be duly executed and submitted to RFMD by hand, interoffice mail, facsimile or via regular or overnight mail.

•	Notice of Withdrawal, which can be duly executed and submitted to RFMD by hand, interoffice mail, facsimile or via regular or overnight mail.

You may also access the Offer to Exchange, submit an Election Form and withdraw a previously submitted Election Form at the Option Exchange Program website, at www.rfmdoptionexchange.com. The paper forms of the Election Form and Notice of Withdrawal are attached in the event you are unable or choose not to tender (or withdraw a previously delivered election to tender) your eligible options electronically through the Option Exchange Program website at www.rfmdoptionexchange.com.

Please read the information provided in the attached documents and carefully consider your decision before accepting or rejecting the Offer. Participation in this Offer is completely voluntary. You must make your own informed decision whether to exchange your Eligible Options. Participation in this Offer involves certain risks that are discussed in the documents referenced above. You should read these materials carefully and understand all aspects of this Offer before deciding whether to participate. In addition, you should consult your personal outside advisor(s) if you have questions about your financial or tax situation.

If you wish to accept the offer to participate in the Option Exchange Program, you may validly tender your Eligible Options in one of two ways. If you wish to tender your Eligible Options electronically, you must submit the Election Form through the Option Exchange Program website at www.rfmdoptionexchange.com and follow the instructions provided on the website. If you are unable or choose not to submit the Election Form electronically using the Option Exchange Program website, you must complete and sign the attached Election Form in paper form and any other documents required by the Election Form and send them to Brenda Hatley, Senior Treasury Analyst, by hand, by interoffice mail, by facsimile ((336) 678-0360), or by regular or overnight mail (RF Micro Devices, Inc., 7628 Thorndike Road, Greensboro, NC 27409-9421, Attention: Brenda Hatley). The properly completed Election Form (whether submitted electronically or in paper form) must be received as specified above before the Offer closes at 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009, or if the Offer is extended by us in our sole discretion, the extended Closing Date. Your Eligible Options will not be considered tendered until we receive the Election Form (whether submitted electronically or in paper form). Except as described in the following sentence, the Election Form (if submitted in paper form) must be executed by the Eligible Employee who tendered the Eligible Options exactly as such Eligible Employee’s name appears on the Eligible Option agreement. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on the Election Form. The Election Form may be changed at any time before the Closing Date by submitting a new Election Form electronically through the Option Exchange Program website or delivering a new properly completed and duly executed Election Form in paper form bearing a later date.

The method of delivery is at your own choice and risk. If you choose to complete, sign and deliver the Election Form in paper form, you are responsible for making sure that the Election Form is delivered to the person indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form on time. You do not need to return your stock option agreements relating to any tendered Eligible Options, as they will be automatically cancelled if we accept your Eligible Options for exchange. The Election Form may be changed at any time before the Closing Date by delivering a new properly completed Election Form bearing a later date.

If you have any questions after reading the attached materials, please send your questions to our internal e-mail address, OEC@rfmd.com or contact us via fax at (336) 678-0360. Non-U.S. Eligible Employees should be sure to read Schedule C of the Offer to Exchange to learn about certain tax and other consequences of accepting or rejecting the Offer under the laws of the country in which they are employed.

Terms used but not otherwise defined in this letter shall have the meanings given to them in the Offer to Exchange.